UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

Durata Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

26658A 10 7
(CUSIP Number)

Lloyd Appel
Aisling Capital
888 Seventh Avenue, 30th Floor
New York, NY 10106
(212) 651-6380
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 17, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 2 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 3 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 4 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Aisling Capital Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 5 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steve Elms
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 6 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dennis Purcell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 7 of 10

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Andrew Schiff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN
\

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 8 of 10

Item 1.	Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Amendment No. 3 to Schedule 13D (this “Statement”) amends and supplements the Schedule 13D as previously filed with the Securities and Exchange Commission (the “SEC”) on July 26, 2012, by the undersigned Reporting Persons, as amended by Amendment No. 1 filed with the SEC on March 24, 2014, and Amendment No. 2 filed with the SEC on May 28, 2014, with respect to common stock, par value $0.01 per share (the “Common Stock”) of Durata Therapeutics, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 200 South Wacker Drive, Suite 2550, Chicago, IL 60606.

This Amendment No. 3 is being filed to report that on November 17, 2014, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock of the Issuer as a result of the Closing of the Tender Offer (each as defined below).

Item 2.   Identity and Background.

No material change.

Item 3.   Source and Amount of Funds or Other Consideration.

No material change.

Item 4.   Purpose of Transaction.

Item 5 is hereby incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

Items 5 is hereby amended and restated in its entirety as follows:

(a), (b)       As of November 17, 2014, upon the closing (the “Closing”) of the tender offer (the “Tender Offer”) contemplated by the agreement and plan of merger by and among the Issuer, Actavis W.C. Holding Inc. and Delaware Merger Sub, Inc., dated October 5, 2014, none of the Reporting Persons had any beneficial interest, or sole or shared power to vote or dispose of any shares of Common Stock.

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 9 of 10

(c)              On November 17, 2014, upon the Closing all of the shares of Common Stock owned of record by the Reporting Persons as set forth in the table below were acquired by Delaware Merger Sub, Inc. at a purchase price of (a) $23.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes (the “Cash Consideration”) plus (b) one contractual contingent value right per share (each, a “CVR”), which represents the right to receive contingent payments of up to $5.00 in cash in the aggregate, if any, without interest and net of applicable withholding taxes, subject to the achievement of certain specified milestones (the Cash Consideration plus one CVR, referred to herein collectively as the “Offer Price”), subject to and in accordance with certain terms and conditions set forth in the agreements governing the CVRs and the offer to purchase and letter of transmittal governing the Tender Offer.

Reporting Person	Shares of Common Stock Disposed of Upon the Closing in exchange for the Offer Price
Aisling Capital III, LP	2,030,175
Steve Elms	1,797
Andrew Schiff	865

 (d)     Not applicable.

 (e)     On November 17, 2014, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Issuer’s securities.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement dated as of May 28, 2014, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (as previously filed).

CUSIP No. 26658A 10 7	SCHEDULE 13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 19, 2014

AISLING CAPITAL III, LP

By:	Aisling Capital Partners III, LP General Partner

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III, LP

By:	Aisling Capital Partners III LLC General Partner

	By:	/s/ Dennis Purcell
Name: Dennis Purcell
Title: Managing Member

AISLING CAPITAL PARTNERS III LLC

By:	/s/ Dennis Purcell
Name: Dennis Purcell Title: Managing Member

/s/ Steve Elms
Steve Elms

/s/ Dennis Purcell
Dennis Purcell

/s/ Andrew Schiff
Andrew Schiff

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).